

Sol Boards Inc

ANNUAL REPORT

61239 Tetherow Dr. #211, Bend, OR 97702
http://www.golfboard.com/

Annual Report - Dated 4.30.19

General Overview & Business Update

Sol Boards, Inc. ("Sol Boards" or "Company"), headquartered in Bend, Oregon, has created what is now widely considered a revolutionary single-rider electric vehicle under the GolfBoard® brand. The GolfBoard was selected as best new product at the 2014 Orlando PGA Merchandise Show, helping to quickly establish GolfBoard's credibility as a broadly accepted alternative to traditional golf carts by golf industry professionals and key influencers. The GolfBoard was initially designed specifically for golf course use but has a broad range of potential applications beyond golf. The most obvious and widely demanded adjacent application of the Company's board offerings is the large sightseeing and tourism market. In this regard, the Company has recently developed and brought to market its new ResortBoard offering.

The ResortBoard is a tougher, more versatile board, capable of being used both on and off-road, and a natural progression in response to strong consumer interest in non-golf offerings. Many large resorts have golf courses as well as extensive adjacent property suitable for sightseeing. As such, the Company has now developed a new GolfBoard Pro model, which incorporates much of the ResortBoard design and can be used on the golf course as well as off-road for sightseeing. The GolfBoard Pro is quickly proving to be a popular new offering, with many earlier GolfBoard adopters now choosing to trade-in their older boards for our new GolfBoard Pro (the GolfBoard Pro is also very popular with individual personal-use buyers). The more versatile GolfBoard Pro allows resorts to generate rental income from both golf and sightseeing. Additionally, the GolfBoard Pro has higher ground clearance, allowing for the incorporation of a deeper component tray, making it possible to incorporate exterior mounted circuit breakers to improve ease of in-field servicing.

The Company has also developed a new seat / cooler, which provides convenient storage for personal items such as a jacket, purse or wallet, as well golf equipment such as headcovers, extra tees, and golf balls. The seat / cooler can be mounted on the rear fender of any board and has increased capacity for food and beverage storage vs. our standard mini-cooler option.

The new seat / cooler has been especially well received by golfers looking for a place to rest while waiting to tee-off or between shots. The Company believes the new seat / cooler will significantly increase the re-rental rate by older and deconditioned riders. Our plan is to upsell current clients this new feature, as well as retrofit much of the Company's fleet to increase the usage rates of its retail boards.



GolfBoard Pro with New Seat Cooler

Now entering our 5th season of operations, GolfBoard has proven to be a safe and efficient personal transportation vehicle, successfully appealing to golf course operators seeking ways to speed up the game and make it more attractive to a wider range of players. The GolfBoard's primary attraction is the fun of 'surfing' from shot to shot, as well as providing a faster and more environmentally friendly / low impact means of traversing the course compared to heavy golf carts. GolfBoarders enjoy a much more active and exciting experience, and each player can go directly to their own ball which is key to speeding up play. With nearly 1,000,000 GolfBoard uses and over 100,000 registers riders (39% being first-time players of the course), GolfBoard has proven to be highly effective at attracting new players to the game.

GolfBoard has proven to speed up the pace of play by as much as 50%, as well as greatly increase the capacity of golf courses, as 5 or 6 GolfBoarders can keep pace with 4 players sharing golf carts. Now courses can add a 5th and 6th player to foursomes, without slowing down pace of play. We have many successful case histories from golf courses that have purchased or leased a fleet of GolfBoards realizing incremental revenue and improved profitability. Not only do GolfBoards typically rent for $10 more per player than a golf cart, courses benefit from additional green fees, food and beverage, plus pro-shop sales from the incremental players attracted by GolfBoard.

New Initiatives

Total board sales approached another 300 units in 2018, bringing the total numbers of boards deployed since the Company's launch in 2014 to over 3,000 GolfBoards on 300 courses worldwide. With approximately $15M in GolfBoard sales over 5 years, our total penetration of the global golf marketplace is still only around 1%. As such, there is still massive growth potential in golf, which remains the Company's primary focus.

We believe the adoption of GolfBoard will greatly escalate as the Company increasingly concentrates on offering month-to-month and seasonal GolfBoard rentals (which is a low to no-commit way for courses to implement GolfBoard). Through its prior capital raise activity, the Company has funded the growth of its fleet of rental / demo boards to nearly 300 units (this Company owned inventory of GolfBoards also continues to increase through trade-ins).

Historically, the sales cycle for GolfBoard has been up to 12 months, as many courses choose to rent in year one before purchasing or leasing for the following year. With a growing fleet of rental boards, the Company can offer more clients the opportunity to rent GolfBoards, for which the decision is usually just 30 days or less. The Company already has 10+ rental relationships for 50+ GolfBoards, with 24+ additional rental orders already in the pipeline for summer 2019.

These rental relationships are not only far quicker to negotiate, but in the long run much more profitable. A golf course usually pays $350 to $375 per month per board on a month-to-month basis, and $275 to $300 per month on a seasonal basis (the Company offers a $250 auto debit). Since much of these rental boards are already owned in full by the Company, the margin on a rental board can be as much as $3,000+ per year, vs. a one-time margin of approximately $2,885 per board on the typical 4-board purchase order.

There is also a strong opportunity to increase GolfBoard adoption though a revenue share offering. Some golf courses lack the financial strength to take on additional debt required to lease a fleet of GolfBoards ($24,000 for 4 boards / $44,000 for 8 boards). These same courses also hesitate to commit to rent GolfBoards in that they are uncertain the revenue generated will exceed their required payment. For these courses, we plan to offer a revenue share option, splitting the rental revenue 50%/50% with participating courses. Our Company will identify high volume courses (primarily public courses) for its revenue share offering and have already contacted potential partners to begin testing in Q2 2019.

As part of our on-going capital raise effort, the Company's plan is to invest in upgrading our Company-owned rental fleet with new motors, suspension springs, and bearings (less than $1K per board in parts), then re-deploy these renovated GolfBoards for up to 3 additional seasons. Our expectation is to renovate and fully deploy much of the Company's GolfBoard rental / revenue share fleet over the next 12 months, then through the upcoming Title IV capital raise (of up to $5M) fund the purchase of up to another 1,200 Company-owned boards.

The Company is now also in the process of launching its proprietary GolfBoard reservation system. As part of our plan to further grow the popularity of GolfBoard, we recently launched a GolfBoard Tee-Time Booking System. This reservation / booking system will make it easier for our 100,000+ registered GolfBoard riders to book a tee-time and reserve a Golfboard across global course network. After a few months of Alpha and Beta tests, in Q2 2019, we will extend this new reservation system to our 300+ course worldwide so that all GolfBoard riders will have a simple one-stop place to book a tee-time and reserve their GolfBoard.

With an average of over 20,000 visits per month to GolfBoard.com, the Company should be able to provide participating courses a valuable new stream of tee-times and GolfBoard reservations. Participating courses will be required to pay a $25 monthly subscription fee, as well as $5 reservation fee for every tee-time booked through our system, plus an additional $5 fee for every GolfBoard rider. As such, the Company can receive up to $40 for every foursome making a reservation at GolfBoard.com

This GolfBoard reservation system will allow the Company to generate additional earnings from current clients, while at the same time providing valuable service and support that should lead to the further growth in GolfBoard sales. Once the GolfBoard reservation system is broadly adopted, the Company will invest in advertising and marketing to drive even greater GolfBoard usage.

GolfBoard (and its high performance ResortBoard, GolfBoard Pro and SportBoard models) is only the beginning. We have also been thoroughly testing a dual-bag board for caddy use which has initially been very well received. Our dual-bag board allows caddies to better service their clients as well as work two 18-hole rounds per day without the usual physical 'wear & tear' that results in absenteeism and costly workman's compensation claims. We are now also in the process of working with our manufacturer to develop other advancements and upgrades to further improve durability, extend range and lower costs. Our management team is confident that on-going efforts to further advance our board designs will ensure GolfBoard remains the best in class offering in this unique category.

Sol Board's Mission & Founders

'Sol' is an acronym for 'Surf on Land' which is the fundamental purpose of Sol Boards Inc. The Company's mission is to advance its board offerings to allow first time riders as well as experienced boarders to safely 'Surf the Earth' in ways never previously imagined.

The Company was originally co-founded by legendary big wave surfer Laird Hamilton (who helped bring together the original design team for GolfBoard) along with Laird's longtime friend and business partner Don Wildman (who at the age of 83 envisioned GolfBoard as a way to enhance senior mobility on golf courses).

It has largely been Hamilton's influence that has progressed from what was originally a 4-wheel drive skateboard to a purpose-built personal assist transportation vehicle that allows golfers to 'Surf the Earth' from shot to shot. Thanks to Laird, GolfBoard's unique deck design (with beveled edges to enhance turning ability) provides a highly stable and secure platform that delivers a unique rider experience.

Don Wildman, an avid snowboarder and entrepreneur who grew Bally Total Fitness to a $1B+ revenue company, provided much of the early stage capital to GolfBoard. He believed that the GolfBoard would, "Allow golfers, young or old, the opportunity to have the same sensation of snowboarding, but now in the summertime, on the golf course."

The Company is sad to report that Mr. Wildman died on September 16th, 2018, at the age of 85 after developing lung and brain cancer. Don Wildman had been inactive in regard to any management of the Company since October 2014, at which time his son John Wildman (prior CMO & COO of Bally Total Fitness) was appointed Chairman and CEO of Sol Boards Inc. Wildman will forever be credited with having the vision of incorporating board sports into the game of golf. The Company's management team is strongly committed to making Don Wildman's vision for GolfBoard a worldwide success.

Developmental History and Milestones

The GolfBoard offers golfers a more environmentally friendly, fast and fun way to go from shot-to-shot (the activity is now known as 'GolfBoarding'). In late 2012, Sol Boards was launched in order to design and build a board specifically for golf. With its headquarters established in Bend, Oregon in 2013, the Company began beta testing an electric 4-wheel drive board at the Tetherow Golf Resort, which has since grown its own GolfBoard fleet to more than 30 boards. After demonstrating strong proof of concept at Tetherow, the GolfBoard was introduced to the golf industry at the 2014 PGA Merchandise Show and won the prestigious 'Best New Product for Golf' award.

Over the following four years the Company has sold over 3,000 boards, with GolfBoard rental fleets now on approximately 300 courses in 7 countries worldwide. There are now over 100,000 registered GolfBoard users, with approximately one million uses and rounds played. GolfBoard is quickly becoming a highly recognized brand with over 70 million GolfBoard video views. GolfBoard.com now has over 1.3 million visits, generating 2.7 million page-views.

Another key milestone Sol Boards achieved is a meaningful reduction in our cost of goods sold in late 2017. As a result of reductions in manufacturing and part costs, total cost of goods sold has been reduced from 65% of board sales in 2017 to 55% in 2018. Additionally, the Company initiated other cost savings initiatives to significantly lower payroll and contractor costs, reducing total expenses in 2018 by over $700,000 vs. prior year.

Sol Boards is also excited to announce that it has successfully entered into an agreement to sell its BeachBoard brand for $1,000,000 to Microcast Technologies Corporation (MTC), the Company's manufacturer. MTC agrees to make 12 payments of $30,000 per month ($360,000 in total) to the Company beginning February 1st 2019, and continuing through January 1st 2020. On February 1st 2020, MTC will forgive $640,000 of debt owed to MTC by SBI as the balance of the purchase price. The sale of BeachBoard provides an additional source of cash to the Company, which will further help ensure the Company achieve its target of becoming cash flow positive in 2019.

Most importantly the Company has now surpassed 1,000,000 uses without a single insurance claim loss due to bodily harm or property damage. This zero-insurance claim loss history continues to allow the company to benefit from exceptional low insurance costs (paying less than $100K per year for $11M per incident in product liability insurance), plus ever-growing confidence in the safety of our GolfBoard offering. Our strong safety record has all but eliminated any objection to courses offering GolfBoard because of concerns regarding growing insurance costs or the safety of members and guests.

Board Competition

To our knowledge, there is only one motorized, single-rider product that directly competes with our GolfBoard electric boards in the US – Golf Skate Caddy (GSC). Golf Skate Caddy has struggled since entering the US market, and largely dropped out of the US marketplace in 2018. Now under new management, GSC recently established a new headquarters in West Palm Beach, FL. We expect the new US Golf Skate Caddy management team will attempt to energize their brand, but with numerous product deficiencies vs. GolfBoard (including stability, durability, and ease of use), plus little to no prior US clients, we believe GSC will have continued difficulty successfully competing with GolfBoard. Repeated head-to-head comparisons of GolfBoard to GSC at tradeshows and other golf industry events demonstrates the consumers' strong preference for GolfBoard.

There are several key product differentiators driving GolfBoards' greater popularity vs GSC:

- One-touch thumb throttle speed control for enhanced ease-of-use
- Sophisticated and reliable automatic braking system (reflected in our patent pending design)
- Rear-axle lock parking brake for holding the board firmly in place, even on steep hills
- Strong and well-tested stability bar with dual hand-hold positions
- Lower center of gravity for greater stability
- Sleek ergonomic design
- Overall design and manufacturing made in the USA
- Broad insurance company acceptance and coverage

Internationally, we have seen the launch of MK GolfBoard (of Germany), which is attempting to leverage our strong worldwide brand recognition to launch a similar / copycat offering. Like the Golf Skate Caddy, the MK GolfBoard is only 2-wheel drive, far less durable, and has little positive track record. Our Company is currently pursuing legal efforts to have MK GolfBoard discontinue using our trademarked name.

GolfBoard is able to offer large clients fleet discounts that reduce their cost per board equal to, or below, the competition. As such, GolfBoard provides a superior product at a greater value.

Pricing Comparison:
Golf Skate Caddy: $4,850 - $5,125
MK GolfBoard (Germany): $4,600 - $5,650
GolfBoard: $4,495 - $6,500

Bike Competition

GolfBoard's success has led to a small group of electric bike companies (and other single rider vehicles), attempting to penetrate the golf marketplace. The offering currently with the most traction is the Phat Golf Scooter and Fat Tire Electric Golf Scooter (both with turf friendly wide wheels), which are a pedal-less, throttle powered electric bicycles with a rear wheel mounted golf bag holder. These Golf Scooters have succeeded in getting some courses to test their offering (generally with only 2 bikes per course). For example, Omni La Costa Resort in Southern California, which has 16 GolfBoards is testing 2 Phat Golf Scooters.

Another recent electric bike offering is the FinnCycle by Sun Mountain. The FinnCycle is more of a motorcycle than bicycle, with the golf bag sitting between the customer legs on the top tube. The Sun Mountain FinnCycle is currently in presale and expecting to begin delivering bikes in late 2019. Recent side by side comparison to GolfBoard indicates there is some initial user curiosity in the FinnCycle, but there remains strong preference for GolfBoard.

Early feedback from the courses who have tested the Phat Golf Scooter and the FinnCycle is they are more difficult to operate than a GolfBoard, and may be more challenging than most golfers can use safely, especially on hilly courses. The initial indication is that Sun Mountain plans to offer revenue share to accelerate early acceptance of their offering.

Employees and Key Management

Sol Boards has been able to successfully outsource many of its key business functions including most notably manufacturing & service – to Microcast Technologies (MTC) in Linden, New Jersey. Through September 2017, accounting was outsourced to Wells Levitt, in Venice, California. Beginning October 2018, the invoicing and billing functions have been assumed by MTC, further reducing operating costs. As of April 30th, 2019, the Company has just 2 full-time employees (President – Jeff Dowell, and Director of Communication and Client Relations – Jim Black). The Company's CEO, John Wildman, and its President, Jeff Dowell, have been working on a deferred compensation basis for the past 12 months in an effort to help attain break-even cash flow(s) on a sustainable basis.

As of April 30th, 2019, the Company engages approximately 20 Territory Managers who work on a part-time and commission-only basis to sell boards. The Company intends to primarily depend on participation in golf trade shows to generate new business and do lead follow-up internally (along with the support of MTC staff) to reduce its dependence of part time Sales Reps, minimize commissions, and improve margin.

The Senior Management team of John Wildman and Jeff Dowell have been working on a deferred compensation basis for the past 12 months in an effort to attain break-even cash flow on a steady basis.

Transition to Rental and Revenue Share

GolfBoard sales declined in 2018 to approximately 300 boards vs. 600 the prior year largely due to discounting and eliminating costly salaries and override commissions for National and Regional Sales Managers. The reduction in overhead from high cost sales administration allowed the Company to sell fewer boards but make positive gains in net income, reducing losses by over $300,000.

The Company is now looking to significantly scale up its rental and revenue share offerings beginning in 2019 and continuing in the years ahead. It has been shown that rental orders can be generated by phone and email follow-up, without the need of a personal visit from a local Rep. Our advertising and marketing efforts will be increasingly focused on the benefits of renting GolfBoards, generating a compounding level of high-margin recurring revenue for the Company.

Personal Use Boards

While the Company has historically focused on selling and leasing fleets of boards to courses, with the launch of the new GolfBoard Pro, the Company is seeing increasing interest from individual buyers. In addition to larger wheels (for greater clearance) and wider footprint (for greater stability) the GolfBoard Pro can also be programmed for increased performance / speed, as well as customized with special fender wraps, wheel colors, and graphics, making it very popular with individual buyers.

As more and more courses worldwide allow GolfBoarding, we continue to see personal sales as a potentially significant growth opportunity. Going forward the Company intends to market personal use boards to members of private and semi-private courses. We have seen these personal use boards also lead to eventual fleet sales, once the course gets firsthand exposure to our offering.

Usage restrictions have been the primary gating issue limiting the growth of direct to consumer sales, but courses appear to be increasingly willing to allow private GolfBoard use, as long as the member or guest agrees to pay the course a trail fee.   The current 300+ courses allowing GolfBoard use and the 100,000+ registered riders are an immediate target for marketing our new GolfBoard Pro.

Legal Proceedings

There are no legal proceedings material to the business or financial conditions pending, and to the best of the Company's knowledge there are now no such legal proceedings contemplated or pending.

Intellectual Property

Sol Boards Inc owns all board designs and other intellectual property, such as product names, websites(s), user and client data bases, owner's manual(s), operating procedures and instructional materials. It has been awarded multiple patents in the United States, for is pivot axle and turning system as well as stability bar mounting system. The Company has also been awarded an EU Trademark for 'GolfBoard', which it currently owns in the US as well.

Indebtedness

As of April 30th, 2019, the Company has approximately $30K of available cash (and another $70K in escrow from investors pending verification of accreditation), with approximately $275K in deferred payables, plus approximately $660K in deferred compensation (plus accrued interest) due Wildman and Dowell, as well as deferred royalties due Laird Hamilton. Wildman and Dowell have confirmed their willingness to exchange some of their deferred compensation for stock.

As of April 2018, the company has fully repaid its ExWorks $400K term loan and reduced its ExWorks revolver of $1.6M to approximately $195K. Additionally, the Company has outstanding debt of approximately $2.5M plus $850K of deferred interest, which is primarily due in 2020. This indebtedness excludes equipment financing agreements with Golf Capital Group (GCG) and Bay Cap Leasing (Bay Cap), which are described in greater detail in the "Related Party Transactions" section.

Previous Offerings

In Q4 2016 and continuing through February 2017, the Company sold approximately 800,000 shares of class B stock via the Company's Title III (Reg CF) offering. The $1M in proceeds were largely used to pay deferred payables, provide working capital, and do ongoing product development.

In Q1 2017 and continuing through Q1 2018, the Company sold approximately 800,000 additional shares of class B stock via the Company's 506C (Reg D) offering. The $1M in proceeds were largely used for new product development, debt repayment and to provide working capital.

The Company has extended its 506C (Reg D) offering and selling approximately 800,000 additional shares of class B stock. The $1M in proceeds expected to be raised will be used in part to pay off its $275K of deferred payables, which includes approximately $195K due to ExWorks by July 1st 2019.

RISK FACTORS – April 30th, 2018

DISCLAIMER. Except as may be specifically stated otherwise herein, the risk factors set **forth speak only as of the date listed above ("Disclosure Date"). Neither the subsequent delivery of** this document nor any sale of shares of **the Company's** stock shall be deemed a representation that **there has been no change in the affairs, prospects or attributes of Sol Boards, Inc. ("Company")** since the Disclosure Date. This disclosure statement supersedes all prior versions. From and after the Disclosure Date, prior versions of this disclosure statement may not be relied on.

BACKGROUND. Company is an early stage company that, among other planned activities, sells a four-wheel drive electric powered single rider board under the trade name GolfBoard®. The Company will develop and sell other products and services, including, without limitation, its ResortBoard and GolfBoard Pro products. These additional board offerings are electric 4-wheel drive personal mobility and transportation devices used primarily for sightseeing and tourism.

GENERAL STATEMENT OF RISK. Company has limited financial and operating history. Any investment in the Company's Stock (Class A or Class B) involves a high degree of risk of loss, and possibly total loss of that investment. The value of the Shares is volatile and there can be no assurance that Company will be profitable. The likelihood of success of Company must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with expanding and growing the business enterprise, as well as the specific risks the Company faces. Realization of the objectives of Company is subject to significant economic and business risks. AN INVESTMENT IN SOL BOARD INC. SHARES IS HIGHLY SPECULATIVE. THUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW AND CONSIDER THE MATTERS DESCRIBED BELOW.

*** RISK OF UNDERSUBSCRIPTION***. The Company is attempting to raise a total of $5M through its stock offering(s) of up to 3.2M shares of Class B stock. As of April 30th, 2018, the Company has raised $2,094,125 through an initial Title III offering and subsequent 506C offering. The Company has extended its 506C (Reg D) offering and is attempting to sell approximately 725,000 additional shares of class B stock raising an additional $900K, followed by a Title IV offering to raise an additional $2M (and / or other offerings) in the future.

While the Company currently has approximately $70K in escrow from investors, the company will not be able to access these funds unless these investors submit their accreditation verification. The current 506C offering and intended future Title IV offering may not be fully subscribed, meaning that less than $5M in total is raised. If so, the Company may be at material risk of being unable to execute its business plan and may be unable to meet its financial obligations or to continue its operations (the greater the shortfall, the greater such risk).

AUDIT DELAYS DUE TO AUDIT FIRM DISENGAGEMENT. The Company must complete an audit of its 2016, 2017 and 2018 financial statements prior to proceeding with its subsequent Title IV offerings. While the Company has engaged a new audit firm (Weiss Accountancy Corporation, Van Nuys, CA), and they are progressing with the audit, there can be no assurance that the Company will complete the required audit in time to proceed with its intended Title IV Offering and carry out its proposed business plan.

RESTRICTIONS ON TRANSFER. The Company's shares have not been registered under the Securities Act of 1933 or any state securities laws, and Company is not obligated to register the Shares. A purchaser of the Shares may not offer, sell, transfer, pledge, or otherwise dispose of the Shares unless pursuant to an effective registration statement filed under the Securities Act of 1933 and any other applicable securities laws, or unless Company receives an opinion of counsel, in form and from counsel acceptable to Company, that the offer, sale, transfer, pledge, or other disposition is exempt from the registration requirements of the Securities Act of 1933 and any other applicable securities laws, including, without limitation, any state securities laws.

Additionally, Shares purchased cannot be resold for a period of one year, unless the Shares are transferred:

- To the Company;

- To an accredited investor;

- As part of an offering registered with the Securities and Exchange Commission; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Due to the above restrictions, it is unlikely that a purchaser may readily liquidate the purchaser's investment in the Shares. The certificates for all Shares shall contain a legend referencing these and other applicable restrictions on transfer.

GENERAL RISK FACTORS. Risk factors faced by Company include, but are not limited to: (i) potential future competition from competitors (who may be well established in the golf industry and/or have significant financial resources) who develop a similar or superior competing product; (ii) in the event of insufficient sales to cover operating costs, Company may be unable to raise sufficient capital; (iii) regulatory risk from existing, new and increasing regulations and laws that could delay, prevent or restrict the sale of Company's products; (iv) Company's success is highly dependent on its intellectual property – Company's products may be alleged to infringe the intellectual property of others, or others may infringe Company's intellectual property; (v) mechanical or other failure of Company's products or its components, such as the products' battery or loss of power, broken stability bar or suspension plates, or undetected board damage resulting from product misuse or abuse, could, among other potential consequences, cause fire, loss of brakes and/or other damage or injury to persons or property; (vi) claims related to personal injury, including, without limitation, loss of life, and other damages resulting from use of Company's products (vii) development risks; (viii) lack of successful diversification of Company's products; (ix) disruptions in sales and production cycles due to changes in market demand, manufacturing or parts inventory problems, or other factors; (x) uninsured loss; (xi) Company relies on its key personnel, the loss of any of whom could have significant repercussions on Company; (xii) general economic conditions and volatile market conditions that are beyond Company's control; (xiii) sales and marketing risk and development of distribution channels; (xiv) Company generally faces a long sales cycle to golf courses; (xv) low profit margins and continued pressure on profit margins; (xvi) difficulty in forecasting sales volume, including for new non-golf uses and international markets; (xvii) potential conflicts of interest; (xviii) Company is party to contracts that commit Company to long-term obligations and may not reflect current market conditions or terms that Company could secure on the open market; (xix) Company anticipates it may face significant retrofit and redesign costs which could exceed established reserves or exceed contractual obligations of Microcast Technologies Corp (MTC), the Company's contract manufacturer, to remediate such costs, or both; (xx) increased labor costs and the ability of Company to attract and retain qualified personnel; and (xxi) warranty claims.

RELATED PARTY TRANSACTIONS. Company is party to multiple agreements and transactions with various shareholders and directors, or entities controlled by such shareholders and directors. Following are brief summaries of what Company management believes to be the most material of such agreements and transactions:

Microcast Technologies Corp./Fuschetti. Company has entered into an exclusive long-term manufacturing agreement with Microcast Technologies Corp. (MTC). Company has a long term Note Payable to MTC initially totaling approximately $647,000 plus interest, and has entered into a Forbearance Agreement with MTC, including two amendments, for deferral of this initial $647,000 plus interest (with attached warrants) reflected on the Company's Capitalization table and balance sheet. Additionally, the Company has a services agreement with MTC, which provides for MTC to be the Company's sole service provider for warranty and other issues with the Company's board products. A key executive and part owner of MTC is Dean Fuschetti, a member of Company's board of directors.

Don Wildman. Don Wildman was a material shareholder of the Company. Company has a long term note payable to Don Wildman (which has been transfer his son John Wildman with a current outstanding balance of approximately $500,000 plus interest (with attached warrants).

John Wildman. John Wildman, the Company's Chief Executive Officer, is the son of Don Wildman, a material shareholder of, and lender to the Company, with deferred compensation of over $200K.

Jeff Dowell. Jeff Dowell, the Company's President, has deferred much of his salary during the early years or the Company's development and again through most of 2018. Jeff's outstanding deferred compensation during the development of the Company is in excess of $175k with an additional deferral of $160K of compensation in 2018.

Laird Hamilton. Company has entered into an endorsement agreement and stock option agreement with Laird Hamilton and a related limited liability company (together, "Endorsement Agreement") with an initial term expiring May 27, 2020, which requires Hamilton to provide services as a company spokesperson. Compensation to Mr. Hamilton under the Endorsement Agreement includes a grant of stock options for 150,676 shares of Class A Voting common stock in Company and compensation in an amount equal to 10% of Company's gross margin from sales of certain products (including, without limitation, the GolfBoard), which will have a dilutive effect on shareholders of Company. Further, the Company has reached an agreement with Mr. Hamilton to forbear and extend the payment of certain of such amounts, and for all or a portion of such amounts to be paid to Mr. Hamilton from the proceeds of future stock offerings. Laird Hamilton was previously on the Company's board of directors, but resigned in Q1, 2018. However, he will continue to act as an ambassador of Sol Boards and its products as per the endorsement agreement.

GB Leasing. Company previously entered into a leasing and financing agreement ("Leasing Agreement") as well as a "Factoring Agreement" with GB Leasing Capital, LLC, ("GBL") an entity that Company has been advised is substantially owned, directly or indirectly, by Paul Hodge (and his spouse), Star Faraon, and Laird Hamilton, all of whom are currently or have previously been directors of Company. The terms of the Leasing Agreement include provisions that limit Company from referring customers who seek to lease GolfBoard products and other board products to other companies offering lease financing.

The terms of the Factoring Agreement were to provide capital to finance Demo and Trial board programs. The Company has secured financing from an unrelated third party (Bay Cap Leasing) introduced to Company by GBL and for which Company believes that GBL has received or is receiving fees and/or other consideration from such third party.

Ivy Venture Partners. The Company previously engaged James Williams and Ali Fakhari of Ivy Venture Partners as contractors to act as Chief Strategy Officer and Chief Financial Officer, respectively. Ivy Venture Partners as an entity (and James Williams and Ali Fakhari, individually) is and are partnered with Laird Hamilton on two other unrelated business ventures, Laird Apparel and XPTLIFE. James Williams also provides general business advice and guidance to Laird Hamilton. Ivy Venture Partners is also a strategic advisor to Laird Hamilton's businesses, including Laird Superfood (see discussion of Mr. Hamilton above). To assist the Company with its cost savings initiatives, and to help avoid any potential conflicts of interest, James Williams resigned as Sol Boards CSO effective April 4th, 2018. Subsequently, Ivy Venture Partners was dissolved end of Q4 2018. However, Ali Fakhari and James Williams both continue to make themselves available to management as needed.

Additional Shareholder Loans. In addition to the transactions disclosed above, several directors and shareholders of the Company have loaned funds to the Company and hold notes payable from the Company, which are disclosed on the Company's balance sheet.

Bay Cap Leasing. The Company frequently deploys small 4 board fleets of GolfBoards for one and two week free 'mini-trials' at the courses of potential new clients as a way to build client confidence in the popularity of its GolfBoard offering. At the conclusion of these mini-trials, the client will typically order their own fleet of GolfBoards and the trial boards are then moved to another location.

The Company has previously financed the purchase of trial boards via an equipment finance agreement with Bay Cap leasing at a cost of between $3,000 and $3,500 per board repaid over 24-months. The company has executed 6 agreements with Bay Cap Leasing for a total of 119 boards, of which 5 of these loans for 79 boards are now paid in full. There are still 1 Bay Cap loans outstanding for 40 boards for $120,000 in total, which continue until December 2019

Golf Capital Group. The Company will from time to time enter into short term 2 to 6-month rental agreements for which the client pays monthly for the short time use of a fleet of the Company's owed boards (typical 4 to 8 units per golf course). The Company has used Golf Capital Group to finance 62 boards deployed in short term rentals. There are 3 Golf Capital Group loans for total of approximately $430K, which continue for 2 more years.

PROJECTIONS AND ESTIMATED COSTS: All projections and forecasts provided by Company must be viewed only as estimates, and Company makes no warranty or guaranty that any projections, predictions or expectations will be realized. Company's business plan is based on a number of assumptions relating to costs, sales revenues and other matters. Among the assumptions are that Company has entered into a services agreement with MTC by which Company's monthly service expenses will be fixed at $10,000 per month. The Company has successfully entered into a service agreement with MTC but this service agreement can be canceled by either party at any time. If the service agreement is canceled by MTC, and the company cannot service its boards itself for a total cost of no more than $10,000 a month, there could be a material adverse impact on Company's financial results and projections.

In reviewing those estimates and projections, investors need to be aware that such assumptions include that the Company's customer base will grow at a certain rate, and that sales and rental of products will increase significantly over time. Therefore, although estimated costs and projections have been made in good faith, there is no assurance that all factors influencing such costs and assumptions have been fully reflected due to variability in such factors, among others. Further, there are a number of conditions beyond Company's control which could materially impact costs, and projected operating results, including among others, changes in government regulations, changes in general economic conditions, which may affect the amount and time frame within which capital funding for Company is raised.

RISK OF MANAGING GROWTH. Company expects to expand its operations by increasing its sales and marketing efforts, research and development activities, and improving and expanding its products and offerings. The anticipated growth could place a significant strain on Company's management, operational and financial resources. Effective management of the anticipated growth shall require expanding Company's management and financial controls, hiring additional appropriate personnel as required, and developing additional expertise by existing management personnel. There can be no assurances that these or other measures implemented by Company shall effectively increase Company's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a company with a short operating history and limited financial resources. The failure to effectively manage growth could have a material adverse effect on Company's operations.

OFFERING PRICE. The offering price for the Shares was established by the board of directors and management of Company and is not based on any independent evaluation of Company nor any correlation to Company's book value or any historic earnings per share. Among the factors utilized by management and the board of directors in establishing the share price for its shares were potential future revenue and earnings of the Company projected by management based on the assumptions that both the current 506C Offering and the subsequent Title IV Offering are successful, and that the objectives in the business plan are fully achieved. There can be no assurance that Company will raise sufficient capital and will successfully execute on its business plan or that the shares could ever be resold at or above the offering price or for any price.

TAX CONSEQUENCES. The tax consequences of investing in the Shares will depend on the purchaser's particular circumstances. Neither Company, nor any of its directors, officers, shareholders, agents, employees, affiliates, consultants or representatives are responsible or liable for the tax consequences of an investment in the Shares. Purchasers must look solely to, and rely on, their own advisors with respect to the tax consequences of any investment in the Shares and should consult with their own attorney regarding all legal and tax matters concerning making an investment in the Shares and the resulting tax consequences. Neither Company nor any representative of Company has made any promise or any guaranty that any income, gain or tax benefits will be realized from investing in any of the Shares.

SPECULATIVE INVESTMENT. There is no guaranteed return on any investment in the Shares. The Shares are a speculative investment and involve a high degree of risk of loss of any purchaser's investment. A purchaser may be unable to liquidate the purchaser's investment in the Shares because the Shares are subject to substantial transfer restrictions and because no public market exists for the Shares. No federal or state agency has made any recommendation or endorsement of any of the Shares or any finding or determination as to the fairness or quality of the Shares as an investment.

LEGAL CLAIMS:

Altered Electric Skateboards. Altered Electric Skateboards/Chase Boards, LLC sent Company a demand letter dated January 17, 2014, alleging certain claims of patent infringement against Company. Company and its patent counsel reviewed the claims and responded in writing, explaining Company's and its patent counsel's position and belief that its product(s) is not covered by the claims of Altered Electric Skateboards'/Chase Boards, LLC's patents. Company's position continues to be that its product(s) is not covered by the patent claims and Company is not aware of any related legal action having been initiated. There have been no subsequent communications from Altered Electric Skateboards/Chase Boards, LLC.

'Surf The Earth' Trademark. Counsel for Scott Benston dba Surf The Earth sent Company a cease and desist letter dated November 13, 2015, alleging that Company was infringing on Mr. Benston's rights to the SURF THE EARTH trademark. Company and its trademark counsel reviewed the demand and responded by letter dated December 17, 2015 summarizing Company's position that the goods and/or services each party offers under the SURF THE EARTH mark are distinguishable and that no infringement exists. Mr. Benston's counsel responded by letter dated January 15, 2016 further alleging infringement and related claims. The parties have now entered into a settlement agreement that will allow Company to continue use of the SURF THE EARTH mark under license in perpetuity for a nominal fee of only $5,000 per year, or 5% of apparel sales, whichever is the greater (the Company does not sell apparel at this time).

GOVERNANCE:

Super Majority. The bylaws of Company include, and the articles of incorporation of Company allow, without limitation, certain super-majority voting standards for actions by Company's board of directors and Class A Voting Common Stock.

Voting Agreement. Company has been advised that a group of shareholders and anticipated future shareholders that currently own, and may continue to own, a majority of the shares of common stock in Company, include Dean Fuschetti, Michael Fuschetti, Steven Fuschetti, Richard J. Fuschetti, Jr., Don Wildman, John Wildman, Laird Hamilton, Paul Hodge and Starling Faraon, entered into a voting agreement related to how they will vote their shares for directors of Company (and potentially how they will vote for other matters), the substance of which is anticipated to be that they will vote for John

Wildman, Dean Fuschetti, and Starling Faraon to serve as directors and that with the Q1 2018 resignations of Paul Hodge and Laird Hamilton from the Company's board (as they have decided to collaborate and focus on the devolvement and growth of Laird Super Foods), these 3 remaining directors are likely to serve as Company's directors for the foreseeable future.

SECURITIES OFFERINGS. Company has not caused the Class B Stock offered in this Offering, or any securities in any of its previous offerings, to be registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended. Company is offering the Class B Stock for sale pursuant to the exemption found in Section 4(a)(6) of the Securities Act of 1933, as amended. In addition, Company intends to rely on Regulation Crowdfunding for its Offerings. The Company has relied on Section 4(a)(2) of the Securities Act of 1933, as amended, and the safe harbor rule contained in Rule 506(b) and 506(c) for prior offerings.

There are a number of technical requirements that must be satisfied for an issuer to rely on Regulation D or Regulation Crowdfunding. Company believes that this Offering and its other securities offerings have been made in material compliance with all applicable laws and regulations. There is, however, the possibility that Company has not satisfied or may not satisfy all the technical requirements of Regulation D or Regulation Crowdfunding, thereby losing its right to rely on the safe harbor contained in those regulations, or Company may conduct the Offering, or have conducted prior offerings, in a way that does not otherwise qualify for exemption under Section 4(a)(2) or Section 4(a)(6) or in a way that did not or does not materially comply with all applicable laws and regulations.

If Company offers the Shares, or previously offered any securities, in a way not exempt from the registration requirements under Securities Act of 1933, as amended, or similar exemptions under applicable Blue Sky (state securities) laws, or not in compliance with applicable laws, purchasers may have claims against Company for a total refund of their subscription amounts, together with interest at statutory rates and claims for attorneys' fees. Such claims, if brought, would be disruptive to Company's business, cause Company to incur significant expenses and could force a sale of Company assets to satisfy the economic demands of the claimant or leave the Company unable to satisfy such demands. Company may also elect to accept investments from foreign investors as part of the offering or in subsequent offerings. There is a risk that any such transaction could be found to violate the laws of the applicable foreign jurisdiction, which could result in fines, restrictions or other consequences to the Company.

INSIDER INTENT TO SELL: Paul Hodge previously disclosed that he anticipates selling a significant portion of his shares of common stock in Company or options to acquire such stock, to help fund other business ventures (including GB Leasing) but that Mr. Hodge intended to maintain at least 55,920 shares of stock in Company immediately after any such sale.

ABSENCE OF DIVIDENDS. Company does not anticipate paying cash dividends in the near future, and does not guaranty any dividend payments, however, Company is not precluded from paying dividends to the extent it has cash available to do so and may pay dividends in the future if it has cash available to do so.

NO PREEMPTIVE RIGHTS. Company has waived preemptive rights. No shareholders in Company have any preemptive rights.

NON-VOTING SHARES. The rights of holders of Class B Shares and of Class A Voting Common Stock of Company (both classes of stock may be referred to together as "Common Stock"), such as to dividends or liquidation proceeds, are identical (on a share for share basis), except that the Class B Shares are non-voting. The Class B Shares have no voting rights except as may otherwise be required by applicable law and are therefore not entitled to vote for the election of directors or on other matters coming before the shareholders for a vote.

Company may issue other classes of common stock or preferred stock that have rights, preferences or dividends or other matters that are senior or preferential to the existing rights of the Class B Shares. In the event of a liquidation, dissolution or winding up of Company, holders of Common Stock are entitled to share equally and ratably in Company's assets, if any, remaining after payment of all liabilities of Company and the liquidation preference of any outstanding class or series of preferred stock. There is no assurance that Company in the future will not issue preferred stock with rights, privileges and preferences different than those granted to the Common Stock, that may affect, without limitation, the Common Stock's rights to Company assets in the event of a liquidation, dissolution, or winding up of Company and priority and rights with respect to any dividends.

INDEMNITY OBLIGATIONS. Company's articles of incorporation provide that Company is required to indemnify current and former directors and officers of Company to the fullest extent permitted by the laws of the State of Oregon. These rights of indemnification are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, and vote of shareholders or directors or otherwise. Company's board of directors may cause Company to indemnify employees and agents of Company. Company has also assumed other indemnity obligations by contract, which could obligate Company to assume significant liabilities and expend significant sums.

DILUTION. In the event Company requires additional financing at any time, including without limitation, after either or both of the Offering and the Subsequent Offer, it may sell additional preferred or common stock, convertible promissory notes, warrants, options or other equity interests or interests convertible to equity, and may grant stock options, phantom equity, preferred or common stock or other form of incentive compensation to employees or others, all of which will cause the purchaser of the Class B Shares to suffer dilution. Purchasers of the Class B Shares may experience further dilution, especially to the extent that such additional shares or other equity may be issued at a price less than the price paid for the Class B Shares in this offering.

EMPLOYEES & CONTRACTORS.

Employment Laws. Employment laws are complex, technical and evolving. The Company uses contractors. It is possible that a federal or state agency or court could challenge these characterizations or attempt to reclassify any such contractors, or any other contractors of the Company, as employees. It is also possible that Company may be found or alleged to be in violation of, or having violated, one or more of such laws or regulations, including, without limitation, laws and regulations related to the classification of workers, which could result in legal action, fines or other actions against or related to Company, any of which could be disruptive to Company and cause it to incur significant expense.

No Restrictive Covenants. Company's ability to restrict its employees and contractors from competing against Company or soliciting Company's clients or employees is limited under applicable law. Company does not or may not have enforceable noncompetition or non-solicitation agreements with any or all of its senior management and other employees and contractors. It is possible that one or more of Company's employees or contractors (or former employees or contractors) will or could, directly or indirectly, compete against Company or solicit Company's clients or employees. Any such actions could be damaging to Company and its business.

CAUTIONARY STATEMENTS. PROSPECTIVE INVESTORS MUST CONDUCT AND RELY ON THEIR OWN EVALUATIONS OF THE SHARES, COMPANY, AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT DECISION WITH RESPECT TO THE SHARES. READ ALL DOCUMENTS PROVIDED BY THE COMPANY CAREFULLY, INCLUDING, WITHOUT LIMITATION, THESE "RISK FACTORS."

CERTAIN STATEMENTS HEREIN OR IN OTHER INFORMATION PROVIDED BY COMPANY TO INVESTORS, OR OTHERWISE MADE AVAILABLE TO INVESTORS, CONSTITUTE "FORWARD LOOKING STATEMENTS." SUCH FORWARD LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS AS TO FUTURE EVENTS THAT ARE INHERENTLY UNCERTAIN AND SUBJECTIVE. COMPANY MAKES NO REPRESENTATION OR WARRANTY AS TO THE ATTAINABILITY OF SUCH ASSUMPTIONS OR AS TO WHETHER FUTURE RESULTS WILL OCCUR AS PROJECTED. THE PROJECTIONS OF COMPANY'S FUTURE PERFORMANCE ARE NECESSARILY SUBJECT TO A HIGH DEGREE OF UNCERTAINTY. ACTUAL RESULTS CAN BE EXPECTED TO VARY FROM THE RESULTS PROJECTED. SUCH VARIANCES MAY BE MATERIAL AND ADVERSE. PROSPECTIVE INVESTORS ARE EXPECTED TO CONDUCT THEIR OWN INVESTIGATIONS WITH REGARD TO COMPANY AND ITS PROSPECTS.

CERTAIN PROVISIONS OF VARIOUS AGREEMENTS, TRANSACTIONS AND RELATIONSHIPS ARE SUMMARIZED HEREIN, BUT PROSPECTIVE INVESTORS SHOULD NOT ASSUME THAT THE SUMMARIES ARE A COMPLETE STATEMENT OF THOSE PROVISIONS OR OF ALL OF THE TERMS OR PROVISIONS OF SUCH AGREEMENTS, TRANSACTIONS OR RELATIONSHIPS.

SOL BOARDS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2018

SOL BOARDS, INC.
Index to Financial Statements
(unaudited)

SOL BOARDS, INC.
BALANCE SHEETS
DECEMBER 31, 2017 AND 2018
(unaudited)

	As of Dec 31, 2018	As of Dec 31, 2017 (PY)
ASSETS		
Current Assets		
Total Bank Accounts	28,889	105,562
Total Accounts Receivable	284,051	134,750
Total Inventory & Other Current Assets	1,059,622	786,437
Total Current Assets	1,372,562	1,026,749
Total Fixed Assets	(192,718)	(202,931)
Total Other Assets	1,184,500	1,184,500
TOTAL ASSETS	2,364,345	2,008,318
LIABILITIES AND EQUITY		
Total Current Liabilities	2,636,287	2,252,353
Total Long-Term Liabilities	2,971,543	2,618,308
Total Liabilities	5,607,830	4,870,661
Total Equity (Deficit)	(3,243,485)	(2,862,344)
TOTAL LIABILITIES AND EQUITY	2,364,345	2,008,317

SOL BOARDS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018
(unaudited)

	Total	
	Jan - Dec 2018	Jan - Dec 2017 (PY)
Total Income	1,797,569	3,643,170
Total Cost of Goods Sold	1,098,402	2,601,594
Gross Profit	699,167	1,041,576
Operating Expenses		
Advertising, Promotion & Development	108,040	169,155
Bank Fees & Commissions	20,025	47,403
Computer, Internet, & Insurance	134,109	176,964
Salaries, Wages, Meals & Entertainment	401,166	1,272,183
Options, Legal, & Professional Fees	(16,849)	91,626
Rent, Utilities, Travel & Bad Debts	118,364	126,906
Royalties & Other	69,703	90,663
Total Operating Expenses	834,557	1,974,900
Earnings Before Taxes, Depreciation and Interest	(135,390)	(933,324)
Taxes, Depreciation & Interest	507,294	138,804
Net Loss	(642,685)	(1,072,128)

SOL BOARDS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

	Capital Invested	Accumulated Deficit	Total Net Shareholder's Equity (Deficit)
BALANCES - Beginning of Year	2,517,402	(5,379,746)	(2,862,344)
New Issuance	257,859		257,859
Net Loss		(642,685)	(642,685)
BALANCES - End of Year	2,775,261	(6,022,431)	(3,247,170)

SOL BOARDS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018
(unaudited)

	2018
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	(642,685)
Increase / Decrease in Accounts Receivable	(149,302)
Increase / Decrease in Inventories	(299,212)
Increase / Decrease in Prepaid Expenses	43,097
Increase / Decrease in Accounts Payable	157,845
Increase / Decrease in Customer Deposits	25,000
Increase / Decrease in Loans Payable	187,671
Increase / Decrease in State Taxes Payable	13,537
Increase / Decrease in to Reconcile	(17,189)
Net Cash Used in Operations	(681,238)
CASH FLOW USED IN INVESTING ACTIVITIES	
Furniture and Equipment	(2,500)
Website	(7,714)
Net Cash Used in Investing Activities	(10,214)
CASH FLOWS FROM FINANCING ACTIVITIES	
Interest Payable - Long Term	353,235
StartEngine Capital	257,859
Opening Balance Equity	3,685
Net Cash Flows From Financing Activities	614,779
Net cash increase (Decrease) for period	(76,673)
Cash at beginning of period	105,562
Cash at end of period	28,889

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
             in active markets.

Level 2 - Other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale, lease and rental of its board products across its various sales channels (e.g., direct and online) in both domestic and international markets when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

With the formation of the stock-based compensation plan, the company intends to account for stock options under ASC 718 Share Based Payment. Current published financials depart from GAAP in this manner until procedures to do so are implemented.

The Company plans to account for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Oregon state jurisdiction. The Company is subject to potential U.S. Federal, state and local income tax examinations by tax authorities from January 1, 2015.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Inventory

The company maintains a fleet of proprietary personal recreational vehicles, which are deployed at various locations around the United States. These vehicles are reported on the financial statements at fair value. As the Company's major product is a new category in the market without sufficient history of resale, fair value is calculated at cost basis less depreciation.

Debt

The Company has multiple sources of debt financing: long-term equipment loans, short term PO financing, short term receivables financing, long-term Accounts Payable, deferred payroll, and traditional convertible notes. The aggregate value of these commitments is approximately $3M.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. We do not have any long-term contractual obligations or commitments beyond the debt described above.

NOTE 5 – **STOCKHOLDERS' EQUITY**

The Company has authorized the issuance of 9,600,000 shares of our common stock with par value of $0.00001. As of April 30th 2019, the company has issued 8,253,407 shares of our common stock.

Shareholder Loans. Several directors and shareholders of the Company have loaned funds to the Company and hold notes payable from the Company, which are disclosed on the Company's balance sheet.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 30th, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements
.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Sol Boards, Inc. was formed in 2012 in the State of California and subsequently moved its headquarters to Bend, Oregon as of 2013. As per the Company's amended bylaws, the Company's Chairman has financial oversight and control regarding the use of: (i) the proceeds of any debt or equity raised by the Corporation ("Outside Funds"); and (ii) all proceeds received by the Corporation from the sale of its products ("Sales Proceeds"); with said financial control including, without limitation, the right and authority of the Board Chair to establish and control one or more segregated accounts into which such Outside Funds and Sales Proceeds are deposited and maintained, and from which the Board Chair may cause such Outside Funds and Sales Proceeds to be disbursed for the Corporation's purposes.

Basis of Presentation and Going Concern

The Company is subject to a number of risks similar to those of other early stage companies, including dependence on key individuals; successful product development; effective marketing and branding; generation of revenues; dependence on outside sources of financing; risks associated with protection of intellectual property; and competition with larger, better-capitalized companies. Ultimately, the attainment of profitable operations is dependent on future events, including the Company effectively increasing revenue by several new initiatives including GolfBoard rentals, revenue share program, and reservation system.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring losses since its inception. The Company incurred a net loss of approximately $-1,072,127 for the year ended December 31, 2017 and incurred an additional loss of $642,000 in 2018. To help ensure that going forward the Company generates sufficient cashflow to pay all its operating expenses, effective April 1st, 2018, management has taken steps to reduce costs, including (i) reducing in cost of goods sold, (ii) reducing salaries, wages, and benefits (including the company's CEO and President both deferring 100% of their compensation), plus (iii) repaying its $400K ExWorks term loan and reducing its $1.6M revolver to approximately $195K.

Since inception, the Company has financed its activities principally through equity and debt financing. While, the Company has recently taken significant steps to reduce operating costs, management expects that until it significantly increases is rental revenue, and profit sharing its it may incur additional losses. However, the Company 1s projected to by cash flow neutral in 2019.

The Company is uncertain whether its cash balances and cash flow from operations will be sufficient to fund its operations for the next twelve months. The precise amount and timing of the funds needed for working capital cannot be determined accurately at this time, and will depend on a number of factors, including the market demand for the Company's products, the Company's ability to encourage courses to rent boards and / or participate in its revenue share program and reservation system. The company intends to raise up to 900K of additional funds though its on-going Q2 / Q3 2019 506C stock offering and subsequent $2M Title IV stock offering to help finance increase of its renal and revenue sharing fleet, product development and growth of its non-golf product offerings, and if needed provide the necessary working capital to continue as a going concern.

Fiscal Year End

Company has a fiscal year end of December 31st.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to which, deferred income taxes are recorded to reflect tax consequences on future years for differences between the tax basis of assets and liabilities and financial reporting amounts at each year end.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization and includes expenditures that substantially increase the useful lives of existing property and equipment. Maintenance, repairs, and minor renovations are expensed as incurred. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in the results of operations. The Company provides for depreciation of property and equipment using the straight-line method over the estimated useful lives or the term of the lease, as appropriate, which is 5 years for equipment.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. The write-down is measured as the difference between the cost of the inventory and market based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Revenue Recognition

The Company recognizes revenues when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Accounts Receivable

We analyze the age of customer balances, historical bad-debt experience, customer creditworthiness, and changes in customer payment terms when making estimates of the collectability of the Company's trade accounts receivable balances. If we determine that the financial conditions of any of our customers has deteriorated, whether due to customer-specific or general economic issues, an increase in the allowance may be made. Accounts receivable are written off when all collection attempts have failed.

Foreign Currency

The functional currency of the Company is the United States dollar.

Research and Development Costs

Research and development costs are charged to expense as incurred.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, competition, technological advancements that render our technology obsolete, or changes in governmental policy. These adverse conditions could affect the Company's financial condition and the results of its operations

Earnings (Loss) per Share

Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share are computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares have been excluded from the diluted loss per share calculation because their effect is anti-dilutive.

Impairment of Long-Lived and Intangible Assets

The Company reviews its long-lived assets for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are not considered recoverable, the Company will recognize an impairment charge that is measured by the amount by which the carrying amount exceeds the fair value of the assets.

Patents are amortized on a straight-line basis over a period of up to ten years.

<u>Warrants & Options</u>

Since its formation, The Company issued warrants for Class A to early investors, strategic partners and institutional investors as an incentive to provide early stage debt to the company, as well as issued options for Class A stock as incentives to key management. These warrants and options are included in the total number of shares on a fully diluted basis as per the companies Capitalization Table (below)

Sol Boards Inc.
Capitalization Table

| | October 31, 2016 | | | | Upon Close of Title III & Partial 506C (Class B offerings) | | | |
| | | | Fully Diluted | | | | Fully Diluted | |
	# of Shares	Outstanding %	# of Shares	Ownership %	# of Shares	Outstanding %	# of Shares	Ownership %
Management & Directors (*)								
John Wildman, *Chairman & CEO*	-	0.0%	246,048	3.8%	-	0.0%	246,048	3.2%
- *Unvested*			266,179	4.2%			266,179	3.4%
Jeff Dowell, *President & COO*	-	0.0%	54,086	0.8%	-	0.0%	54,086	0.7%
- *Unvested*			302,236	4.7%			302,236	3.9%
Ali Fakhari, *CFO -* - *Unvested*			6,570	0.1%			6,570	0.1%
James Williams, *Chief Strategy Officer* - *Unvested*			6,570	0.1%			6,570	0.1%
Luan Phem, *Sales and Marketing Advisor - Unvested*	7,000	0.3%	29,368	0.5%	7,000	0.3%	29,368	0.4%
Dean Fuschetti, *Board Member,* and Family	413,584	19.0%	2,251,904	35.2%	413,584	14.9%	2,251,904	28.9%
Paul Hodge, *Board Member*	355,193	16.3%	355,193	5.5%	355,193	12.8%	355,193	4.6%
Star Faraon, *Board Member*	494,993	22.7%	494,993	7.7%	494,993	17.8%	494,993	6.4%
Laird Hamilton, *Board Member*	27,401	1.3%	150,676	2.4%	27,401	1.0%	150,676	1.9%
Mike Radenbaugh, *Director Product Develop*	243,588	11.2%	243,588	3.8%	243,588	8.8%	243,588	3.1%
Don Wildman, *Founder Investor*	532,347	24.4%	858,970	13.4%	532,347	19.1%	858,970	11.0%
Approved for Mgmt, *Unallocated & Unvested*			13,412	0.2%			13,412	0.2%
Management & Directors/Founders	2,074,106	95.1%	5,279,793	82.5%	2,074,106	74.5%	5,279,793	67.8%
All Other Shareholders/Note Holders	106,853	4.9%	842,474	13.2%	709,384	25.5%	842,474	10.8%
ExWorks Warrants	-	0.0%	277,922	4.3%	-	0.0%	277,922	3.6%
Total Class A Shares	2,180,959	100.0%	6,400,189	100.0%	2,783,490	100.0%	6,400,189	82.2%
Class B Shareholders					1,387,100	100.0%	1,387,100	17.8%
Total Outstanding Shares					4,170,590		7,787,289	100.0%

(*) Shares listed as "unvested" were awarded pursuant to a Stock Option plan.

(**) Upon the closing of at least $3mln of Class B common, warrants attached to Shareholder Notes Payable must be exercised, resulting in an increase in paid-in capital and reduction of outstanding Notes by approx **$904,000**

1. COMMITMENTS AND CONTINGENCIES

    Legal Matters

    The Company may, from time to time, become involved in various legal proceedings in the normal conduct of its business. The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company.

    The Company has raised equity capital in an offering under Regulation Crowdfunding pursuant to the requirements of Section 4(a)(6) of the Securities Act of 1933, which exempts the offer and sale of securities from certain registration requirements. In the event the Company fails to comply with the rules, regulations and requirements promulgated by the governing authorities associated with this exempt offering, regulators may require us to remediate a lack of compliance, which could have a material impact to the Company's consolidated financial position or results of operations.

2. INCOME TAXES

    As of December 31, 2016, the Company has calculated a deferred tax asset of approximately $710K. As of December 31, 2017, the Company has calculated a deferred tax asset of approximately $460K. Deferred income tax assets at December 31, 2017 relate primarily to NOL carryforwards and in aggregate sum $1,175,000, which will expire in 2037 and 2038, respectively.

3. RELATED PARTY TRANSACTIONS

    During Q1, 2018, MTC provided the Company deferred payment terms for boards delivered to one US client as well as 2 international clients of in total $106,000, which as of April 28th 2018 has not yet be paid.

CERTIFICATION

I, John Wildman, the Chairman and CEO of Sol Boards Inc., hereby certify that the financial statements of Sol Boards, Inc. and notes thereto for the periods ending December 31st, 2017 and December 31st, 2018 included in this Form C offering statement are true and complete in all material respects.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 30th day of April 2019 (Date of Execution).



(Signature)

(Title) Chairman & CEO

(Date) 4/30/2019